SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             A Publicly-Held Company
                             CNPJ 02.558.132/0001-69



                                CONSOLIDATED FORM
 MANAGEMENT AND RELATED PERSONS' NEGOTIATION OF SECURITIES ISSUED BY THE COMPANY
                     ARTICLE 11 - CVM INSTRUCTION # 358/2002

In November 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

----------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  GROUP AND                  ( X )                       ( )                  ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES

----------------------------------------------------------------------------------------------------------------------

Initial Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   5,842       0.00000462     0.00000154
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
----------------------------------------------------------------------------------------------------------------------

Final Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   5,842       0.00000462     0.00000154
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                       ( X )                 ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES

----------------------------------------------------------------------------------------------------------------------

Initial Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 100,306       0.00007933     0.000026452
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
----------------------------------------------------------------------------------------------------------------------

Final Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 100,306       0.00007933     0.000026452
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                        ( )                  (X)                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES

----------------------------------------------------------------------------------------------------------------------

Initial Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,146        0.00000327     0.000001093
----------------------------------------------------------------------------------------------------------------------

    Shares                             Preferred                               9,601         0.0000379     0.000002531
----------------------------------------------------------------------------------------------------------------------

Final Balance
----------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives   Securities Characteristics (1)                                                            %
                                                                                           ---------------------------
                                                                              Quantity     Same Class        Total
                                                                                            and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,146        0.00000327     0.000001093
    Shares                             Preferred                               9,601        0.00000379     0.000002531
----------------------------------------------------------------------------------------------------------------------

(1) ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: December 9, 2002                 By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -----------------------------------
                                           Name: Mario Cesar Pereira de Araujo
                                           Title: President